भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
-शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

FILE NO. 82.4524

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 17.10.2008
Ref. No.: CO/S&B/SKT/2008/ 2943

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED WORKING RESULTS FOR HALF-YEAR ENDED ON 30th SEPTEMBER, 2008
CENTRAL BOARD'S MEETING ON 27.10.2008
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

SEC Mail Processing Section
OCT 27 2008
Washington, DC
108

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/2936 dated October 17, 2008 addressed to Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. as above

[redacted]

08005618

SUPPL

PROCESSED
OCT 30 2008
THOMSON REUTERS

10/29

भारतीय स्टेट बैंक
State Bank of India

स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
27th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 82.4524

Date :
17-10-2008
Ref. No.:
CO/S&B/SKT/2008/2936

Dear Sir/Madam,

LISTING AGREEMENT
UNAUDITED WORKING RESULTS FOR QUARTER/ HALF-YEAR
ENDED ON 30th SEPTEMBER, 2008
CENTRAL BOARD'S MEETING ON 27.10.2008
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on Monday, 27th October 2008, to take on record the unaudited working results of the Bank for the half year ended 30th September 2008. In terms of Clause 31(c) of the Listing Agreement, we also enclose for your information, three copies of press release being issued in connection with convening of the meeting on Monday, 27th October 2008.

Yours faithfully,

General Manager
Encl. as above

NOTICE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI- 400 021

A meeting of the Central Board of the Bank will be held on the 27th October 2008 at New-Delhi to approve the working results of the Bank for the half year ended 30th September 2008.

Mumbai

Date: 17.10.2008

O.P.BHATT
CHAIRMAN


S.B.I.
शेयर एवं
बाण्ड विभाग
Shares & Bonds
Dept.
CORPORATE CENTRE

भारतीय स्टेट बैंक
State Bank of India

स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
07.10.2008
Ref. No.:
CO/S&B/SKT/2008/ 2845

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
APPOINTMENT OF DIRECTOR

SEC Mail Processing Section
OCT 27 2008
Washington, DC
106

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/2840 dated 07.10.2008 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl: as above

भारतीय स्टेट बैंक
State Bank of India

स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

Date : 07.10.2008
Ref. No.: CO/S&B/SKT/2008/2840

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT : APPOINTMENT OF DIRECTORS

In terms of Clause 30(a) of the Listing Agreement, we have to advise that the Central Government, in consultation with the Reserve Bank of India and in pursuance of clause (d) of Section 19 of the State Bank of India Act, 1955 (23 of 1955), has nominated Dr. Rajiv Kumar as part-time non-official director on the Central Board of Directors of State Bank of India for a period of three years with effect from 8th September 2008 or until further orders, whichever is earlier.

2. In this connection, we enclose a copy of the Government of India Notification F. No.8/1/2008-BO.I dated 8th September 2008.

Yours faithfully,

General Manager

FILE NO. 824324

(TO BE PUBLISHED IN PART II SECTION 3(ii) OF THE GAZETTE OF INDIA)

F.No. 8/1/2008-BO.I
Government of India
Ministry of Finance
Department of Financial Services

New Delhi, dated the 8th September, 2008
Bhadrapada 17, 1930 (Saka)

NOTIFICATION

In exercise of the powers conferred by clause (d) of Section 19 of the State Bank of India Act, 1955 (23 of 1955), the Central Government, in consultant with the Reserve Bank of India hereby nominates Dr. Rajiv Kumar as part-time non-official director on the Central Board of Directors of State Bank of India for a period of three years from the date of notification or until further orders, whichever is earlier.

(C.B. Singh)
Deputy Secretary to the Government of India

To

The Manager,
Government of India Press,
Mayapuri Industrial Area,
Ring Road,
New Delhi.

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

भारतीय स्टेट बैंक
State Bank of India

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date: 23.09.2008

Ref. No.: CO/S&B/SKT/2008/2744

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SEC Mail Processing Section
OCT 27 2008
Washington, DC
103

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No. CO/S&B/SKT/2008/2737dated 23rd September, 2008 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. as above

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 23-09-2008
Ref. No.: CO/S&B/SKT/2008/2737

Dear Sir/Madam,

Dear Sir,

<u>LISTING AGREEMENT : CHANGE IN DIRECTORS</u>
<u>CLAUSE No.30</u>

In terms of Clause 30A of the Listing Agreement, we advise that Shri. Suman Kumar Bery has ceased to be a Director on the Board of the Bank, with effect from 19th September 2008, consequent upon his resignation from the Board.

Yours faithfully,

General Manager

भारतीय स्टेट बैंक
State Bank of India

स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
03-10-2008
Ref. No.:
CO/S&B/SKT/2008/2796

SEC Mail Processing Section
OCT 27 2008
Washington, DC
105

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36
SBI HOME FINANCE LTD.: WINDING UP PETITION

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/2794 dated 03.10.2008 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. as above

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 03-10-2008

Ref. No.: CO/S&B/SKT/2008/2794

Dear Sir,

FILE NO. 82/4524

LISTING AGREEMENT: CLAUSE 36
SBI HOME FINANCE LTD.: WINDING UP PETITION

In terms of Clause 36 of the Listing Agreement, we advise that the winding up petition in respect of SBI Home Finance Ltd., filed by M/s. Sandersons & Morgans, the legal counsels appointed by SBI, has been admitted by the Honourable High Court, Kolkata. SBI Home Finance Ltd. was defunct, trading in its shares had been suspended since October 2005 and SBI's exposure to the aforesaid company has already been fully provided for/written off.

Yours faithfully,

General Manager

भारतीय स्टेट बैंक
State Bank of India

स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 11-10-2008

Ref. No.: CO/S&B/SKT/2008/

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 14g3-2(b)

SEC Mail Processing Section
OCT 27 2008
Washington, DC
108

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 30th SEPTEMBER 2008

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/2888 dated 11-10-2008 addressed to Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. : a/a.

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
भारतीय स्टेट बैंक
State Bank of India
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date :
11-10-2008
Ref. No.:
CO/S&B/SKT/2008/2888

Dear Sir,

FILE NO. 32.4524

LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 30th SEPTEMBETR 2008

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 30th September 2008. We also enclose a soft copy of the same and it is being emailed as well.

Yours faithfully,

General Manager

Encl. as above

Statement Showing Shareholding Pattern

Name of the Company : STATE BANK OF INDIA EQUITY

	Scrip Code :	**SE**		**As of**	**30-Sep-08**	
Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	[illegible]	[illegible]
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family	0	0	0	0.0000	0.0000
(b)	Central Government/ State Government(s)	1	377207200	377207200	63.2874	59.4139
(c)	Bodies Corporate	0	0	0	0.0000	0.0000
(d)	Financial Institutions/ Banks	0	0	0	0.0000	0.0000
(e)	Any Others(Specify)	0	0	0	0.0000	0.0000
					0.0000	0.0000
	Sub Total(A)(1)	**1**	**377207200**	**377207200**	**63.2874**	**59.4139**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)	0	0	0	0.0000	0.0000
b	Bodies Corporate	0	0	0	0.0000	0.0000
c	Institutions	0	0	0	0.0000	0.0000
d	Any Others(Specify)	0	0	0	0.0000	0.0000
d-i						
d-ii						
	Sub Total(A)(2)	**0**	**0**	**0**	**0.0000**	**0.0000**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**1**	**377207200**	**377207200**	**63.2874**	**59.4139**
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	236	28690503	28661523	4.8137	4.5190

भारतीय स्टेट बैंक / S.B.I. शेयर एवं बाण्ड विभाग Shares & Bonds Dept. कारपोरेट केंद्र CORPORATE CENTRE

DFS LTD MUMBAI

(b)	Financial Institutions / Banks	94	15964172	15950932	2.6785	2.5145
(c)	Central Government/ State Government(s)	2	122078	120	0.0205	0.0192
(d)	Venture Capital Funds	0	0	0	0.0000	0.0000
(e)	Insurance Companies	13	34795051	34793801	5.8379	5.4806
(f)	Foreign Institutional Investors	321	76424907	76320232	12.8225	12.0377
(g)	Foreign Venture Capital Investors	0	0	0	0.0000	0.0000
(h)	Any Other (specify)	0	0	0	0.0000	0.0000
(h-i)						
(h-ii)						
	Sub-Total (B)(1)	**666**	**155996711**	**155726608**	**26.1730**	**24.5710**
B 2	**Non-institutions**					
(a)	Bodies Corporate	4511	20871940	20780899	3.5019	3.2875
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	710830	37485409	23647992	6.2893	5.9043
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	53	2944638	2932866	0.4940	0.4638
(c)	Any Other (specify)	0	0	0	0.0000	
(c-i)	Non-Residents Indian	2672	303848	280632	0.0510	0.0479
(c-ii)	Trust	152	216624	183934	0.0363	0.0341
(c-iii)	OCB	4	1090	690	0.0002	0.0002
(c-iv)	Forign National	2	225	225	0.0000	0.0000
(c-v)	Forign Body Corporates	2	116619	116619	0.0196	0.0184
(c-vi)	Clearing Member.	582	878028	878028	0.1473	0.1383
	Sub-Total (B)(2)	**718808**	**62818421**	**48821885**	**10.5396**	**9.8945**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**719474**	**218815132**	**204548493**	**36.7126**	**34.4656**
	TOTAL (A)+(B)	**719475**	**596022332**	**581755693**	**100.0000**	**93.8795**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	**1**	**38857890**	**38857890**	**XX**	**6.1205**
	GRAND TOTAL (A)+(B)+(C)	**719476**	**634880222**	**620613583**	**XX**	**100.0000**

भारतीय स्टेट बैंक / S.B.I. शेयर एवं बाण्ड विभाग Shares & Bonds Dept. कारपोरेट केंद्र CORPORATE CENTRE

DFS LTD MUMBAI

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Share holding pattern statement at para (I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	27,960,112	4.4038
2	CLSA (MAURITIUS) LIMITED	15,705,609	2.4738
3	ORIENT GLOBAL CINNAMON CAPITAL	14,393,767	2.2672
4	THE CHILDREN'S INVESTMENT FUND MANAGE	10,053,130	1.5835
TOTAL		**68112618**	**10.7283**

DFS LTD MUMBAI

(I)(b) **Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Share holding pattern Statement at para (I)(a) above}
1	**PRESIDENT OF INDIA**	**377207200**	59.414
2			0.000
3			0.000
4			0.000
5			0.000
6			0.000
7			0.000
8			0.000
9			0.000
10			0.000
11			0.000
TOTAL		**377207200**	**59.414**

SBI DFS LTD MUMBAI

(I)(d) **Statement showing details of lock in shares**

Sr. No.	Name of	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in share holding pattern Statement at para (I)(a) above}
1	N / A		0.00
2			0.00
3			0.00
4			0.00
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
			0.00
			0.00
TOTAL		**0**	**0.00**

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	GDR	19428945	38857890	6.1205
2				0.000
3				0.000
4				0.000
5				0.000
6				0.000
7				0.000
8				0.000
9				0.000
TOTAL		**19428945**	**38857890**	**6.1205**

भारतीय स्टेट बैंक
State Bank of India

स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date: 11th October 2008
Ref. No.: CO/S&B/SKT/2008/ 2894

SEC Mail Processing Section
OCT 2 1 2008
Washington DC

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

FILE NO. 82.1524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/2879 dated the 11th October 2008 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl.: a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date :
11-10-2008
Ref. No.:
CO/S&B/SKT/2008/2879

FILE NO. 82.4524

Dear Sir,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 7th October 2008 issued by M/s Batliboi & Purohit., Chartered Accountants, for the quarter ended 30-09-2008, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) Total number of shares held in NSDL, CDSL and in physical form are:

a) Total equity shares held in physical form	1,42,66,639
b) Total equity shares held in dematerialized form	62,06,13,583
Total	**63,48,80,222**

ii) The Register of Members (RoM) is updated.

iii) During the quarter July 2008 to September 2008 a total of 7454 valid requests from shareholders for dematerialization of their shares were acceded to and dematerialization confirmed to NSDL/CDSL within 21 days.

Yours faithfully,

General Manager

Encl. as above

STATE BANK OF INDIA

SHARE COMPLIANCE AUDIT REPORT

We have checked the Equity Shares issued by State Bank of India held in physical and dematerialized form as at 30th September, 2008. The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Limited and dematerialized shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 are provided as under:

1.	For the quarter ended	:	30th September 2008
2.	ISIN	:	INE062 A01012
3.	Face Value	:	Rs. 10/-
4.	Name of the Company	:	State Bank of India
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
6.	Correspondence Address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
7.	Telephone & Fax Nos.	:	22883888 / 22855348
8.	E-mail address	:	gm.snb@sbi.co.in
9.	Names of the Stock Exchange where the company's securities are listed.	:	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE, Delhi SE
10.	Issued Capital	:	Number of shares : 63,48,80,222 % of total listed Capital : 100 %

BATLIBOI & PUROHIT MUMBAI Chartered Accountants

FILE NO. 82.4524

11.	Listed Capital (Exchange-wise) (as per company records) **	:	Number of shares % of total listed Capital	: 63,48,80,222 : 100 %
12.	Held in dematerialized form in CDSL	:	Number of shares % of total listed Capital	: 42,33,95,417 : 66.69 %
13.	Held in dematerialized form in NSDL	:	Number of shares % of total listed Capital	: 19,72,18,166 : 31.06 %
14.	Physical	:	Number of shares % of total listed Capital	: 1,42,66,639 : 2.25%
15.	Total No. of shares (12 + 13 + 14)	:	63,48,80,222	
16.	Reasons for difference if any, between (10 & 11) – (10 & 16) (11 & 16)	:	Not Applicable	

18. Certifying the details of changes in share capital during the quarter under consideration as per table below:

Particulars	No. of Shares	Applied / Not applied for listing	Listed on stock Exchanges (specify names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
Not Applicable						

*** Rights, Bonus, Preferential Issue, ESOPs , Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

** Note: The total share capital in listed capital is inclusive of ESOPs share 3409846 as per the records of registrar.

19	Register of members is updated (Yes / No). If yes updated upto which date	:	Yes. 30th September, 2008
20.	Reference of previous quarter with regards to excess Dematerialized Shares, if any	:	Nil
21	Has the company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why?	:	Not applicable
22.	Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests ending beyond 21 days with the reasons for delay. Based on test check, we have observed that during this quarter all demat requests have been processed within 21 days.	:	Not applicable

Total No. of demat requests confirmed after 21 days	No. of requests	No. of Shares	Reasons for delay
Pending for more than 21 days	Not applicable	Not applicable	Not applicable

23.	Name, telephone & fax No. of the Compliance Officer of the Company	:	Mr. Upendra Nath Challu CGM Accounts & Compliance Tel. No. 22020347 / 22023487
24.	Name, address, Tel. & Fax No., Registration No. of the certifying CA/CS	:	M/s. Batliboi & Purohit, Chartered Accountants, National Insurance Bldg., 204, D.N. Road, Fort, Mumbai 400 001. 22077941 / 42 Fax No. 22074260 Reg. No. 101048 W

BATLIBOI & PUROHIT
MUMBAI
Chartered Accountants

FILE NO. 82.4524

25.	Appointment of common agency for share registry work	:	Datamatics Financial Software Services Ltd., Plot No. A-16/17, Part B Cross Lane, MIDC Marol, Andheri (East), Mumbai 400 093.
26.	Any other details that the CA / CS may like to provide (eg. BIFR Company, delisting from SE	:	Nil

For Batliboi & Purohit,
Chartered Accountants,

(Parag Hangekar)
Partner
Membership No. 110096

Place : Mumbai
Dated : 07.10.2008

END